UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-42027

mF International Limited

(Exact name of registrant as specified in its charter)

2308, 23/F, The Center, 99 Queen’s Road Central,

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXHIBITS

Exhibit No.	Description
99.1	Press release issued by mF International Limited on August 20, 2026

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

	By:	/s/ Dawei Yuan
	Name:	Dawei Yuan
	Title:	Chief Executive Officer and Executive Director

Date: August 20, 2026